

08026509

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CSP Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 1050
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Clay Deniger_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CSP Securities, LP_____, as of __December 31_____, 2007, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

KANDICE T. EARWOOD
Notary Public, State of Texas
My Commission Expires
September 14, 2011

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

CSP SECURITIES, LP

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner of
CSP Securities, LP

We have audited the accompanying statement of financial condition of CSP Securities, LP, as of December 31, 2007, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSP Securities, LP as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2008

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

CSP SECURITIES, LP
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	30,249
Prepaid expenses		120,000
Total Assets	$	150,249

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
State margin tax payable	$	11,500
Partners' equity		138,749
Total Liabilities and Partners' Equity	$	150,249

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Income
For the Year Ended December 31, 2007

Revenue:	
Success fees	$ 1,359,000
Consulting fees	225,000
Expense reimbursements	31,023
	1,615,023
Expenses:	
Management fees	120,000
Consulting fees	225,000
Other	30,153
	375,153
Income from operations	1,239,870
Other income	35,000
Income before income taxes	1,274,870
Income taxes	11,500
Net Income	$ 1,263,370

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2007

	General Partner	Limited Partner	Total
Balance at January 1, 2007	$ (896)	$ 31,275	$ 30,379
Capital contributions	25,000	--	25,000
Capital distributions	--	(1,180,000)	(1,180,000)
Net income	12,634	1,250,736	1,263,370
Balance at December 31, 2007	$ 36,738	$ 102,011	$ 138,749

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at January 1, 2007	$	--
Increases		--
Decreases		--
Balance at December 31, 2007	$	--

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:

Net income	$ 1,263,370
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in accounts receivable	5,378
Increase in prepaid expense	(120,000)
Increase in state margin tax payable	11,500
Net cash provided (used) by operating activities	1,160,248
Cash flows from investing activities	--
Cash flows from financing activities	
Capital contributions	25,000
Capital distributions	(1,180,000)
Net cash provided (used) by financing activities	(1,155,000)
Net increase in cash and cash equivalents	5,248
Cash and cash equivalents at beginning of year	25,001
Cash and cash equivalents at end of year	$ 30,249

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Organization and Business Activity

CSP Securities, LP (the "Partnership"), a Delaware limited partnership, is a broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership began operation on January 26, 2006.

The Partnership raises capital from sophisticated institutional and commercial investors for high quality investment firms specializing in private equity and other alternative asset investment strategies.

The General Partner, Capstone Partners GP, LLC, manages the affairs of the Partnership.

Cash and Cash Equivalents

The Partnership treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal income taxes is required since the partners of the Partnership report their proportionate share of partnership taxable income or loss on their respective federal income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

Allocation of Income and Loss

Income or loss of the Partnership is generally allocated 99% to the Limited Partner, Capstone Partners, LP and 1% to the General Partner.

CSP SECURITIES, LP
Notes to Financial Statements
December 31, 2007

Note 1 -   Summary of Significant Accounting Policies, continued

Revenue Recognition

Success fees are reflected in the period in which earned. Expense reimbursements are reflected in the period in which the corresponding expense is reflected.

Note 2 -   Related Party

During 2007, the Partnership paid a consulting fee of $225,000 to the Limited Partner. The Partnership also incurred a management fee of $120,000 paid to the Limited Partner under an agreement that calls for a minimum management fee of $10,000 per month. The Partnership also paid $120,000 in prepaid management fees to the Limited Partner to be allocated to periods subsequent to 2007.

The Limited Partner and the General Partner are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Partnership had net capital of approximately $18,749 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was .61 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 -   Possession or Control Requirements

The Partnership holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5-   Concentration Risk

During 2007, 82% of the Partnership's revenue was earned from one source.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2007

Schedule I

<u>CSP SECURITIES, LP</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2007</u>

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 138,749
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	138,749
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	(120,000)
Net capital before haircuts on securities positions	18,749
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	--
Net capital	$ 18,749

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 11,500
Total aggregate indebtedness	$ 11,500

Schedule I (continued)

CSP SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 767
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 13,749
Excess net capital at 1000%	$ 17,599
Ratio: Aggregate indebtedness to net capital	.61 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation are as follows:

Net capital per the Partnership's unaudited FOCUS IIA	$ 30,249
Adjustments:	
State margin tax payable	(11,500)
Net capital per audited financial statements	$ 18,749

Schedule II

<u>CSP SECURITIES, LP</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2007</u>

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2007



CF & Co., L.L.P

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner of
CSP Securities, LP

In planning and performing our audit of the financial statements and supplemental information of CSP Securities, LP (the "Partnership"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2008

END